Deutsche Investment Management Americas Inc.
One Beacon Street
Boston, MA 02108

April 28, 2010

VIA EDGAR
Mr. Patrick Scott
Division of Investment Management
Securities and Exchange Commission
Washington, DC 20549

Re:	DWS Variable Series I (Reg. Nos. 2-96461, 811-4257) Post-Effective Amendment No. 47,
DWS Investments VIT Funds (Reg. Nos. 333-00479, 811-07507) Post-Effective Amendment No. 31,
DWS Variable Series II (Reg. Nos. 33-11808, 811-5002) Post-Effective Amendment No. 74,

Dear Mr. Scott,

This is being submitted to respond to your comments on the above captioned Post-Effective Amendments filed on March 2, 2010.

Your comments are restated below, followed by our responses.

1.  General

a.
Confirm that none of the funds have ticker symbols.  If they do, be sure to update EDGAR to reflect those ticker symbols as required by rule 313(b)(1) of Regulation S-T, and include them pursuant to Item 1(a)(2) on the front cover page of the prospectuses.

Response: None of the Funds have ticker symbols.

b.  Each individual portfolio's Principal Investment Strategy section must remove as not permitted or required the disclosure that appears immediately after, entitled, "Other Investments and Techniques."  DWS can include the disclosure in the strategy section but should address the risks in Item 4.

Response: The heading “Other Investments and Techniques” will be removed from the Summary Prospectuses of the Funds.

c.  The statement after the Item 4 risks that "[m]ore information about fund investment strategies and risks . . . is included in [SAI]," should be removed as not permitted or required by the Form.  You indicated that this does not seem to be at all harmful disclosure to have.

Response: The statement “More information about fund investment strategies and risks . . .” will be removed from the Summary Prospectuses of the Funds.

2.  Fees and Expenses of the Fund:

a.  In the narrative prior to "Shareholder Fees" DWS should use the first sentence of the narrative prescribed by the Form, i.e., "This table describes . . ."; rather than, "These are the fees."  First of all, the Form calls for the narrative to be stated that way and secondly, using "these" in the first instance and then using "these" again later in the same paragraph leads to confusion about to what is being referred.  The second use of "these" refers to "fees associated with the separate account that invests in the fund or any VLI or VA contract for which the fund is an investment option," as opposed to the fees actually disclosed in the table (as referenced by the first use of "these").

Response: The first sentence in the narrative regarding Fees and Expenses in the Summary Prospectuses of the Fund will being with “This table describes . . ..”

b.  The "A" and "B" under the Annual Fund Operating Expenses Row for each prospectus is just a placeholder but these should be removed.

Response:  The “A” and “B” designations relate to the class of shares.  We will take this comment under advisement with respect to future filings

c.  For those funds with a waiver, the funds must disclose the period for which the expense reimbursement or fee waiver arrangement is expected to continue, including the expected termination date, and briefly describe who can terminate the arrangement and under what circumstances.  Additionally, confirm that the arrangements are for no less than one year from the effective date.

Response: Fee waivers or reimbursement arrangements included in the Fee Table are for no less than one year from the effective date of the prospectus, and the length of each arrangement and who can terminate it will be disclosed.

d.  For the funds that include a row in the fee table stating, "net annual fund operating expenses," change it to "total annual fund operating expenses after fee waiver [and/or expense reimbursement]" per Instruction 3(e) to Item 3.

Response: The wording “total annual fund operating expenses after fee waiver [and/or expense reimbursement]” will be used in the Fee Table when appropriate.

e.  For all indexes make sure that the primary index is not explained and that all primary indexes do not include taxes (i.e., cannot use a "net index" as a primary index).  Confirm in the response that this is the case.  (see Item 4 table and Instruction 2(b) to the item).

Response: The primary index in the Performance section of the Summary Prospectuses of the Funds will not be explained.  We do not see a provision in Form N-1A that prohibits the use of a “net index” as a primary index in Item 4 disclosure, but we will take this comment under advisement with respect to future filings.

 3.  Portfolio Turnover:  For any fund with a 100% or greater portfolio turnover rate, disclose frequent trading as a principal strategy (e.g., DWS Bond VIP).

Response:  For any Fund with a 100% or greater portfolio turnover rate during the previous fiscal year, we will disclose in the Summary Prospectus that the Fund may trade actively and that this could raise transaction costs (thus lowering returns).

4.  DWS Alternative Asset Allocation Plus VIP:

Item 4(b)(2)(iii) indicates that a fund that has annual returns for at least one calendar year should provide a table of returns against an index.  This fund commenced 2/2/09.  The fund should use numbers up through 2/2/10.

Response:  The Fund believes that “calendar year” as used in Item 4(b)(2)(iii) of Form N-1A means the period January 1 to December 31.  This belief is supported by the parenthetical to the Form’s Average Annual Total Return Table included in Item 4(b)(2)(ii) which reads – “(For periods ended December 31, ___ ).”

5.  DWS Bond VIP:

a.  Counterparty risk and liquidity risk are disclosed under Item 9 but are not summarized under Item 4.

Response:  Counterparty risk and liquidity risk will be summarized in the Summary Prospectus for this fund.

a.	284% portfolio turnover - disclose frequent trading as a strategy and risk.

Response:  Since the Fund had a portfolio turnover rate of greater than 100% during the previous fiscal year, we will disclose in the Summary Prospectus that the Fund may trade actively and that this could raise transaction costs (thus lowering returns).

6.  DWS Growth & Income VIP:  Counterparty, liquidity and pricing risks are disclosed under Item 9 but are not summarized under Item 4.

Response:  Counterparty risk, liquidity risk and pricing risk will be summarized in the Summary Prospectus for this fund.

7.  DWS Capital Growth VIP:  Counterparty, liquidity and pricing risks are disclosed under Item 9 but are not summarized under Item 4.

Response:  Counterparty risk, liquidity risk and pricing risk will be summarized in the Summary Prospectus for this fund.

8.  DWS Global Opportunities VIP:  Counterparty, credit, growth investing, interest rate and prepayment and extension risks are disclosed under Item 9 but are not summarized under Item 4.

Response:  Counterparty risk, credit risk, growth investing risk, interest rate and prepayment and extension risks will be summarized in the Summary Prospectus for this fund.

9.  DWS International VIP:  Counterparty, credit, growth investing, interest rate and prepayment and extension risks are disclosed under Item 9 but are not summarized under Item 4.

Response:  Counterparty risk, credit risk, growth investing risk, interest rate and prepayment and extension risks will be summarized in the Summary Prospectus for this fund.

10.  DWS Health Care VIP:  Counterparty, liquidity and pricing risks are disclosed under Item 9 but are not summarized under Item 4.

Response:  Counterparty risk, liquidity risk and pricing risk will be summarized in the Summary Prospectus for this fund.

11.  DWS Equity 500:  Counterparty, liquidity and pricing risks are disclosed under Item 9 but are not summarized under Item 4.

Response:  Counterparty risk, liquidity risk and pricing risk will be summarized in the Summary Prospectus for this fund.

12.  DWS Small Cap Index VIP:  Counterparty, liquidity and pricing risks are disclosed under Item 9 but are not summarized under Item 4.

Response:  Counterparty risk, liquidity risk and pricing risk will be summarized in the Summary Prospectus for this fund.

13.  DWS Alternative Asset Allocation VIP:

a.  ETF, conflict of interest, borrowing, counterparty, inflation-adjusted, liquidity, prepayment & extension, pricing, short sale, tax status risks are disclosed under Item 9 but not summarized under Item 4.

Response:  ETF risk, conflict of interest risk, borrowing risk, counterparty risk, inflation-adjusted risk, prepayment and extension risks, pricing risk, short selling risk and tax status risk will be summarized in the Summary Prospectus for this fund.

b.	155% portfolio turnover - disclose frequent trading as a strategy and risk.

 Response:  Since the Fund had a portfolio turnover rate of greater than 100% during the previous fiscal year, we will disclose in the Summary Prospectus that the Fund may trade actively and that this could raise transaction costs (thus lowering returns).

14.  DWS Balanced VIP:

a.	Counterparty, liquidity, pricing, ETF, focus, inflation-adjusted, prepayment, regional focus, securities lending, small company risks are disclosed under Item 9 but are not summarized under Item 4.

 Response:  Counterparty risk, liquidity risk, pricing risk, ETF risk, prepayment and extension risks, regional focus risk, securities lending risk and small company risk will be summarized or repeated where sufficiently brief in the Summary Prospectus for this fund.

b.  207% portfolio turnover - disclose frequent trading as a strategy and risk.

Response:  Since the Fund had a portfolio turnover rate of greater than 100% during the previous fiscal year, we will disclose in the Summary Prospectus that the Fund may trade actively and that this could raise transaction costs (thus lowering returns).

15.  DWS Blue Chip VIP:  Counterparty, liquidity, pricing risks are disclosed under Item 9 but are not summarized under Item 4.

Response:  Counterparty risk, liquidity risk and pricing risk will be summarized in the Summary Prospectus for this fund.

16.  DWS Core Fixed Income VIP:

a.  Counterparty, liquidity, pricing, prepayment risks are disclosed under Item 9 but are not summarized under Item 4.

Response:  Counterparty risk, liquidity risk, pricing risk and prepayment and extension risks will be summarized in the Summary Prospectus for this fund.

b.  222% portfolio turnover - disclose frequent trading as a strategy and risk.

Response:  Since the Fund had portfolio turnover rate of greater than 100% during the previous fiscal year, we will disclose in the Summary Prospectus that the Fund may trade actively and that this could raise transaction costs (thus lowering returns).

17.  DWS Diversified International Equity VIP:

a.  ETF, derivatives, counterparty, liquidity, small company risks are disclosed under Item 9 but are not summarized under Item 4.

 Response:  ETF risk, derivative risk, counterparty risk, liquidity risk and small company risk will be summarized in the Summary Prospectus for this fund.

b.  139% portfolio turnover - disclose frequent trading as a strategy and risk.

Response:  Since the Fund had a portfolio turnover rate of greater than 100% during the previous fiscal year, we will disclose in the Summary Prospectus that the Fund may trade actively and that this could raise transaction costs (thus lowering returns).

 18.  Global Thematic VIP:  Counterparty, liquidity and pricing risks are disclosed under Item 9 but re not summarized under Item 4.

Response:  Counterparty risk, liquidity risk, pricing risk and prepayment and extension risks will be summarized in the Summary Prospectus for this fund.

19.  DWS Government & Agency Securities VIP:

a. Counterparty, credit, liquidity, pricing, prepayment & extension risks are disclosed under Item 9 but are not summarized under Item 4.

Response:  Counterparty risk, liquidity risk, pricing risk and prepayment and extension risks will be summarized in the Summary Prospectus for this fund.

b.  390% portfolio turnover - disclose frequent trading as a strategy and risk.

Response:  Since the Fund had a portfolio turnover rate of greater than 100% during the previous fiscal year, we will disclose in the Summary Prospectus that the Fund may trade actively and that this could raise transaction costs (thus lower returns).

 20.  DWS High Income VIP:  Counterparty, liquidity, pricing, prepayment & extension risks are disclosed under Item 9 but are not summarized under Item 4.

Response:  Counterparty risk, liquidity risk, pricing risk and prepayment and extension risks will be summarized in the Summary Prospectus for this fund.

21.  DWS Large Cap Value VIP:  Counterparty, liquidity, pricing risks are disclosed under Item 9 but are not summarized under Item 4.

Response:  Counterparty risk, liquidity risk, and pricing risk will be summarized in the Summary Prospectus for this fund.

22. - 29.  For the following portfolios: Large Cap Value; Mid Cap Growth; Money Market; Small Cap Growth; Strategic Income; Strategic Value; Technology; Turner Mid Cap Growth - please summarize in Item 4 any risks that appear in Item 9.  Furthermore, for any portfolio with a portfolio turnover rate 100% or greater, disclose frequent trading as a strategy and risk.

Response:  Any risks that appear in response to item 9 in the statutory prospectus for those Funds will be summarized or repeated where sufficiently brief in the Summary Prospectus for each Fund.  For any Fund with a 100% or greater portfolio turnover rate during the previous fiscal year, we will disclose in the Summary Prospectus that the Fund may trade actively and that this could raise transaction costs (thus lowering returns).

30.  SAI

a.         On the cover page of the SAI, please include the ticker symbols (if applicable) for all DWS funds as per item 14(a)(2) of Form N-1A.

Response: None of the Funds have ticker symbols.

b.         Please be sure to revise the SAI to reflect the Proxy Disclosure Enhancements updates to Form N-1A.  See Securities Act Release No. 9089 (Dec. 16, 2009).

Response: Disclosure responsive to the Proxy Disclosure Enhancements will be included in the Funds’ Statement of Additional Information.

If you need more information, please call me at (617) 295-3357.

Sincerely,

/s/Thomas H. Connors

Thomas H. Connors
Director and Senior Counsel

cc.           Elizabeth Reza, Ropes & Gray
John Marten, Vedder, Price